EXHIBIT 12.1

Eksportfinans ASA

Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in NOK thousands, except ratios)
NORWEGIAN ACCOUNTING PRINCIPLES
FIXED CHARGES:
Interest and Commissions on debt	824,254	1,055,471	2,040,246	4,244,676	5,571,368	3,755,620	3,567,652
Other interest and borrowing expenses	12,849	10,182	22,697	19,178	27,639	16,024	41,845
Estimate of the interest within rental expense	162	159	314	281	103	135	0

Total fixed charges, as defined	837,265	1,065,812	2,063,257	4,264,135	5,599,110	3,771,779	3,609,497

EARNINGS:
Net income	136,426	113,761	207,515	248,860	251,326	212,220	160,906
Income taxes	53,310	44,500	82,986	94,596	64,941	74,254	48,857
Fixed charges, as defined	837,265	1,065,812	2,063,257	4,264,135	5,599,110	3,771,779	3,771,779

Total earnings, as defined	1,027,001	1,224,073	2,353,758	4,607,591	5,915,377	4,058,253	3,819,260

RATIO OF EARNINGS TO FIXED CHARGES	1.23	1.15	1.14	1.08	1.06	1.08	1.06

U.S. ACCOUNTING PRINCIPLES
FIXED CHARGES:
Total fixed charges, as defined	837,265	1,065,812	2,063,257	4,264,135	5,599,110	3,771,779	3,609,497

Total U.S. GAAP fixed charges	837,265	1,065,812	2,063,257	4,264,135	5,599,110	3,771,779	3,609,497

EARNINGS:
Income before extraordinary income	329,001	10,833	523,253	1,296,220	260,840	210,698	161,203
Income taxes	53,310	44,500	82,986	94,596	64,941	74,254	48,857
U.S. GAAP adjustment	74,630	(40,288)	122,267	405,373	3,699	(591)	1,168
U.S. GAAP fixed charges	837,265	1,065,812	2,063,257	4,264,135	5,599,110	3,771,779	3,609,497

Total U.S. GAAP earnings	1,294,206	1,080,857	2,791,763	6,060,324	5,928,590	4,056,140	3,820,725

RATIO OF EARNINGS TO FIXED CHARGES	1.55	1.01	1.35	1.42	1.06	1.08	1.06